Exhibit 19.1

VistaOne, L.P.

Insider Trading Policy

It is the policy of VistaOne, L.P., a Delaware limited partnership, and its subsidiaries (collectively, the “Partnership”), that they and their directors, officers and employees, if any, all officers and employees of VistaOne GP, L.P., the Partnership’s general partner (the “General Partner”) and all officers and employees of VEPF Management, L.P., the Partnership’s external adviser (the “Manager”), including members of the Manager’s investment committee, and officers and employees of Vista Equity Partners Management, LLC (“Vista”) or any of its affiliates acting for or on behalf of the Partnership (collectively, “Covered Parties”) must, at all times, comply with the securities laws of the United States and all other applicable jurisdictions. In order to avoid any activity that violates applicable laws or regulations and, in order to avoid even the appearance of impropriety, this Policy restricts or prohibits certain transactions by Covered Parties and their immediate family members (collectively, “Insiders”) and subjects transactions by certain Insiders to pre-approval requirements when trading in the Partnership’s securities. All Covered Parties must abide by the terms of this Policy.

Federal securities laws prohibit “trading” in the “securities” of a company on the basis of “material non-public information.” “Trading” means broadly any purchase, sale or other transaction to acquire, transfer or dispose of securities, including Partnership redemptions and repurchases, market option exercises, gifts or other contributions, exercises of unit options granted under any Partnership equity plans, sales of units acquired upon the exercise of options and trades made under an employee benefit plan such as a 401(k) plan. The term “securities” should be broadly construed and shall include, but not be limited to, stock, preferred stock, units, debt securities, such as bonds, notes and debentures, as well as puts, calls, options and other derivative instruments. Generally, information is “non-public” if it has not been effectively made available to investors generally, and information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where it is likely to have a significant effect on the market price of the security. Both positive and negative information may be material. Trading on “material non-public information” is commonly known as “insider trading.” It is also illegal to recommend to others (commonly called “tipping”) that they buy, sell or retain the securities to which such material non-public information relates. Anyone violating these laws is subject to personal liability and could face criminal penalties, including imprisonment. Federal securities law also creates a strong incentive for the Partnership to deter insider trading by Partnership Insiders. In the normal course of business, Covered Parties may come into possession of inside information concerning the Partnership, transactions in which the Partnership proposes to engage or other entities with which the Partnership does business. Therefore, the Partnership has established this Policy with respect to trading in its securities or securities of another company.

All Covered Parties, other than those who are unaffiliated with the General Partner, Manager or Vista, must comply with the procedures set forth in the “Insider Trading” section of the Compliance Manual of Vista, as amended, supplemented or otherwise modified from time to time.

All directors and executive officers of the Partnership and their immediate family members (including, such person’s spouse, minor children, relatives or other individuals living with the director and individuals for whose support the director is principally responsible) may not trade in any securities of the Partnership without first pre-clearing such trade with the Vista’s Legal & Compliance group.

Adopted: January 28, 2025